

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Yongdong Peng
Executive Director and Chief Executive Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 100086
People's Republic of China

> **Re: KE Holdings Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 6, 2020**
> **CIK No. 0001809587**

Dear Mr. Peng:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Z. Julie Gao